AMENDMENT NO. 1 TO MANAGEMENT AGREEMENT

This Amendment No. 1 to the Management Agreement dated August 4, 2017, as amended (the “Agreement”), by and between Brighthouse Funds Trust I (the “Trust”) and Brighthouse Investment Advisers, LLC (the “Adviser”), is entered into effective as of the 15th day of December, 2017.

WHEREAS the Agreement provides for the Adviser to provide certain services to the Trust for which the Adviser is to receive agreed upon fees; and

WHEREAS the Adviser and the Trust desire to make certain changes to the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Trust hereby agree that the Agreement is amended as follows:

1.	Schedule A of the Agreement hereby is amended to add the following additional Portfolio:

Portfolio	Percentage of average daily net assets
Victory Sycamore Mid Cap Value Portfolio	0.70% of the first $200 million of such assets plus 0.65% of such assets over $200 million up to $500 million plus 0.625% of such assets over $500 million.

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 17th of January 2019.

BRIGHTHOUSE FUNDS TRUST I		BRIGHTHOUSE INVESTMENT ADVISERS, LLC

By:	/s/ Kristi Slavin	By:	/s/ Kristi Slavin
Name:	Kristi Slavin	Name:	Kristi Slavin
Title:	President	Title:	President

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